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                                                                Exhibit 99
NEWS FOR IMMEDIATE RELEASE


April 26, 1994                         For Further Information Contact:
                                       Edward M. George
                                       President & CEO  (304) 234-9208


                                       NASDAQ Trading Symbol:  WSBC

Wheeling, WV...WesBanco, Inc. President & CEO, Edward M. George, today announced that the Board of Directors has approved a plan, effective immediately, to begin repurchasing up to $7 million of WesBanco common stock on the open market. There are 8.7 million shares of WesBanco common stock currently outstanding with a closing price of $25.75 on April 25, 1994. The timing, price and quantity of purchases will be at the discretion of the corporation. This program may be discontinued or suspended at any time.

WesBanco, Inc. has assets of $1.3 billion and has recently announced first quarter, March 31, 1994, earnings of $4,636,000 representing a 2.6% increase in net income over the first quarter ending March 31, 1993. First quarter 1994 results represent an annualized return on average assets of 1.38% and return on average equity of 11.65%. WesBanco is a well capitalized corporation with a capital to asset ratio as of March 31, 1994 of 12.71% and a Tier 1 risk adjusted capital ratio of approximately 20%.

The Board believes that the stock repurchase program presents an attractive opportunity for the corporation at this time. The shares would be available for general corporate purposes and may be used in part for employee benefit plans, including the employee stock ownership plan.

WesBanco operates 11 banks in West Virginia with 33 offices and one bank in Ohio with five offices. West Virginia Counties served include Brooke, Ohio, Preston, Tyler, Wetzel, Wirt, Wood, Kanawha, Harrison, Marion and
Monongalia, while Belmont and Monroe Counties are served in Ohio.

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